Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cass Information Systems, Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Cass Information Systems, Inc. of our reports dated March 8, 2013, with respect to the consolidated balance sheets of Cass Information Systems, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, cash flows, and shareholders’ equity for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 Annual Report on Form 10-K of Cass Information Systems, Inc.

/s/ KPMG LLP

St. Louis, Missouri

May 10, 2013